     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11,1997


                                                   REGISTRATION NO. 333-32801

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                       ----------------------------------

                              AMENDMENT NO. 1 TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933


                           LASER VISION CENTERS, INC.
                   (Exact name of registrant in its charter)


        Delaware                                             43-1530063
  (State of jurisdiction of                               (I.R.S. Employer
incorporation or organization)                         identification number)


                     540 Maryville Centre Drive, Suite 200
                           St. Louis, Missouri 63141
                                 (314) 434-6900
   (Address and telephone number of principal executive offices and intended principal place of business.)

                              Robert W. May, Esq.
                     540 Maryville Centre Drive, Suite 200
                           St. Louis, Missouri 63141
                                 (314) 434-6900
           (Name, address and telephone number of agent for service)


                                With copies to:

                           James R. Dankenbring, Esq.
                       Dankenbring, Greiman, Osterholt &
                                 Hoffmann, P.C.
                          120 South Central, Suite 500
                           St. Louis, Missouri 63105
                                 (314) 863-7733

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as possible following the effectiveness of this Registration Statement

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. /X/

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

  Title of each         Amount to be          Proposed maximum      Proposed maximum      Amount of
  class of              registered            offering price per    aggregate offering    registration fee
  securities to be                            share(1)              price
  registered
  Common Stock              2,455,129(2)       $ 7.875               $ 19,354,141           $  5,865


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

An Index of the Exhibits to this Registration Statement can be found at page
II-1.

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          ____________________

               (1) Estimated solely for the purpose of calculation of the registration fee pursuant to Rules 457(c) and 457(g) and based upon the average of the reported high and low sales prices of the common stock as quoted on Nasdaq National Market Issues on July 31, 1997.


               (2) Shares of Common Stock which may be offered pursuant to this Registration Statement consisting of 2,354,000 shares issuable upon conversion of 6,000 shares of Series B Convertible Preferred Stock and exercise of Initial and Additional Warrants and 101,129 shares of Common Stock presently held by Selling Shareholders. For purposes of estimating the number of shares of Common Stock to be included in this Registration Statement, the Company calculated 200% of the number of shares of Common Stock issuable in connection with the conversion of the Company's
          Series B Convertible Preferred Stock (based on a conversion price of $6.14125 which is 85% of the average of the closing bid prices of the Common Stock reported on the Nasdaq National Market on the five trading days ending June 19, 1997) and exercise of Initial and Additional Warrants. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of or in respect of the Series B Convertible Preferred Stock and the Initial and Additional Warrants, as such number may be adjusted as a result of stock splits, stock dividends and antidilution provisions (including floating rate conversion prices) in accordance with Rule 416.


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






                                2,455,129 SHARES

                           LASER VISION CENTERS, INC.
                                  COMMON STOCK

  The shares offered hereby (the "Shares") consist of:


(1) up to 2,354,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of Laser Vision Centers, Inc., a Delaware corporation (the "Company"), which may be issuable by the Company to certain persons listed herein under "Selling Stockholders" (the "Selling Stockholders") upon conversion of the Series B Convertible Preferred Stock of the Company (the "Preferred Stock") and exercise of related Initial and Additional Warrants. The Preferred Stock, the Initial Warrants and the rights to Additional Warrants were issued pursuant to a Securities Purchase Agreement in a private placement that was completed on June 20, 1997. A total of 6,000 shares of Preferred Stock was sold at a price of $1,000 per share to an accredited institutional investor. In connection with the private placement of the Preferred Stock, the Company agreed to register the resale of the Common Stock underlying the Preferred Stock and the Warrants. All expenses of the registration of these shares are being borne by the Company. The Preferred Stock is convertible into Common Stock at a price equal to the lesser of a fixed price of $8.05 per share of Common Stock or a floating price equal to 85% of the "market price" of the Common Stock at the time of conversion. If the market price of the Common Stock at the time of conversion is below $4.00 per share, the Preferred Stock is convertible at a price equal to 100% of the "market price" at the time of conversion. If the market price remains below $4.00 for an extended period of time, the Company has the option of reducing the fixed conversion price to the market price or reducing the floating conversion price from 100% to 92% of the "market price" at the time of conversion. In connection with the placement of the Preferred Stock certain Selling Stockholders received 100,000 fixed-price warrants exercisable at $9.3925 per share (the "Initial Warrants"). If at least 2,000 shares of the Preferred Stock remain outstanding on June 20, 1998, certain Selling Stockholders will receive an additional 100,000 warrants exercisable at 130% of the "market price" at the time of issuance (the "Additional Warrants"). The Additional Warrants are exercisable within the five years following issuance. The number of Shares included in the registration statement of which this prospectus is a part are issuable upon the conversion of the Preferred Stock and the exercise of Initial and Additional Warrants and was estimated based on a conversion price of $6.14125 (which is 85% of the average of the closing bid prices of the Common Stock reported on the Nasdaq National Market on the five trading days ending June 19, 1997). The number of shares so included in the registration statement and offered hereby includes an indeterminate number of shares issuable upon conversion of or in respect of the Series B Convertible Preferred Stock and the Initial and Additional Warrants, as such number may be adjusted as a result of stock splits, stock dividends and antidilution provisions (including floating rate conversion prices) in accordance with Rule 416; and


(2) 101,129 shares of Common Stock held by certain Selling Stockholders which are being registered pursuant to piggyback registration rights triggered by the registration of the Common Stock relating to the private placement. Pursuant to the Registration Rights Agreements relating to these shares, the Selling Stockholders are responsible for certain expenses and fees of counsel in connection with the registration of these shares.

  At the date hereof, the Preferred Shares may be converted, and the Initial Warrants may be exercised, at any time and from time to time. The Additional Warrants will be awarded to certain Selling Stockholders if at least 2,000 shares of the Preferred Stock remain outstanding on June 20, 1998, and may be exercised within the five years following issuance. This Prospectus covers the sale of the Shares from time to time by the Selling Stockholders. The issuance of Shares upon conversion of the Preferred Stock or exercise of the Initial or Additional Warrants is not covered by this Prospectus. This Prospectus covers such Shares only in regard to resale by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest.

  The Shares may be offered from time to time by the Selling Stockholders, or their respective pledgees, donees, transferees or other successors in interest. Except as noted in the foregoing, all expenses of this Registration are being borne by the Company. Any broker's or underwriter's fees or commissions incurred by the Selling Stockholders in connection with the sale of the Shares will be borne by the Selling Stockholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

  The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, primarily in transactions (which may include block transactions, or long or short transactions) on the Nasdaq National Market, or such other market on which the Company's securities may from time to time be trading at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders and the brokers and dealers through whom sales of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discount and other compensation may be regarded as underwriter's compensation. See "Selling Stockholders" and "Plan of Distribution." The Common Stock of the Company is currently traded on the Nasdaq National Market under the symbol "LVCI". On July 31, 1997, the last reported sale price of the Common Stock by Nasdaq was $7.75 per share.

  The Company is incorporated in Delaware. The Company's principal executive offices are located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, and its telephone number is (314) 434-6900. All references to the Company refer to the Company and its subsidiaries unless the context otherwise indicates.

  FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                               --------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               --------------


                 The date of this Prospectus is August 11, 1997


LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R) LASERVISION CENTER(R) and MobilExcimer(R) are registered service marks of the Company. This prospectus also includes trademarks of companies other than the Company.

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



                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus and the documents incorporated by reference herein.

                                  THE COMPANY

  Laser Vision Centers, Inc. is the world's largest provider of access to excimer lasers and related services for the treatment of refractive vision disorders and has 40 excimer lasers currently available for use in the United States, Canada and Europe. The Company is also the world's only operator of mobile excimer laser systems. The excimer laser can be used to treat refractive vision disorders such as nearsightedness and astigmatism to eliminate or reduce the need for corrective lenses. LaserVision Centers(R) operate on a shared-access model, giving individual or group ophthalmic practices use of excimer laser technology without investment risk or maintenance requirements, thereby allowing optimal use of the excimer laser equipment. In addition, the Company provides a broad range of professional services, including physician and staff training, technical support services and maintenance and, through its MarketVision division, advertising and marketing programs and services.

     The Company has operated commercial excimer laser centers in Canada, Europe, and the U.S. since 1991, 1993, and 1995 respectively. Following the approval of the excimer laser technology by the FDA to treat certain refractive vision disorders, the Company began providing access to excimer lasers in the U.S. at multiple locations. In the U. S., the Company currently operates fixed site centers and utilizes excimer lasers for mobile access. The mobile excimer lasers service dozens of U.S. centers. The Company currently provides excimer lasers and related services to centers in the United States, Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates MobilExcimers in Canada, the United Kingdom and the U.S. In the United States, fixed-site laser centers are operated in conjunction with Columbia HCA Healthcare Corporation ("Columbia") or by the Company independently or through joint operating agreements.

  Photorefractive keratectomy ("PRK") involves the use of an excimer laser to reshape the cornea, thereby adjusting its refractive power, which in turn eliminates or reduces the need for corrective lenses. The excimer laser can also be used to treat a number of pathological superficial corneal disorders in a procedure called phototherapeutic keratectomy ("PTK"). Two manufacturers, VISX, Incorporated ("VISX") and Summit Technology, Inc. ("Summit"), have received FDA approval for use of their excimer lasers to perform PRK procedures for low to moderate myopia and PTK procedures. In April, 1997 VISX received FDA approval of use of its excimer laser for PRK in the treatment of astigmatism. In addition to such procedures, excimer lasers can also be used to perform a procedure known as laser in situ keratomileusis ("LASIK"), which may be more predictable in treating high myopia, but which has not been specifically approved in the United States by the FDA.

  An industry source estimates that 145 million people in the United States currently use eyeglasses and/or contact lenses to correct refractive vision disorders. Of these individuals, an estimated 66 million suffer from nearsightedness, with over 60% of nearsighted persons estimated to have vision disorders within the criteria currently approved by the FDA for treatment with excimer lasers. The Company estimates that approximately one-fourth of all sufferers of nearsightedness also experience astigmatism and an additional 23 million people in the United States suffer from astigmatism but do not experience nearsightedness. According to industry sources, consumers in the United States spent approximately $13 billion on eyeglasses, contact lenses and other corrective lenses in 1994. The Company believes that excimer laser surgery will make it possible for many of these people to eliminate or reduce their reliance on corrective lenses. In particular, the Company believes that many of the approximately 26 million contact lens users in the United States will be particularly receptive to laser surgery because they have already chosen to use an alternative to eyeglasses for vision correction.

  In anticipation of the FDA's approval of the excimer laser to perform PRK procedures, the Company developed a relationship with Columbia Healthcare whereby the Company would become the primary provider of excimer lasers to Columbia Healthcare ambulatory surgery centers. Since 1992, the Company has had an option to provide excimer laser surgery equipment, training and services to Columbia Healthcare once the excimer laser technology was approved by the FDA. In December 1994, this mutually exclusive agreement was revised to expand the number of potential sites to include all of the approximately 130 Columbia Healthcare ambulatory surgery centers in 27 states nationwide. Currently, the C company is providing over twenty Columbia centers with fixed or mobile access to excimer lasers pursuant to this agreement.

  In addition to operating fixed-site centers, the Company has developed the proprietary MobilExcimer system, which is a self-contained mobile refractive laser surgery center duplicating all of the equipment and services typically found in a fixed-site location. This proprietary system gives the Company flexibility that the Company believes is not currently available to its competitors and is intended to help the Company achieve broader penetration of both domestic and international markets. The Company plans to use the MobilExcimer to provide laser access and related services to communities where the Company's potential patient base is insufficient to sustain a fixed-site center, thereby enhancing the Company's ability to expand quickly into multiple markets. On April 7, 1997, the FDA approved the use of the MobilExcimer to perform PRK procedures for low to moderate myopia in the U.S. and the Company has begun operation of the MobilExcimer in the Minneapolis area and other parts of the Upper Midwest. In addition to the MobilExcimer, the Company has developed a sophisticated laser transport system for the excimer laser which makes the laser more easily transportable. The company intends to use this sophisticated system to complement the MobilExcimer in situations where use of the MobilExcimer is not feasible.

  The Company's growth strategy includes the following elements: (i) expanding the use of its mobile systems (ii) increasing market penetration through a combination of fixed-site laser centers operated in conjunction with Columbia Healthcare, by the Company independently or as joint operating agreements;
(iii) targeting efforts toward specific markets and key demographic groups within those markets; (iv) promoting development of physician alliances with the goal of maximizing excimer laser usage; (v) expanding its presence worldwide through complementary acquisitions of other laser providers as well as acquisitions of related and ancillary businesses; (vi) solidifying and expanding its existing strategic alliances with health care providers, equipment manufacturers, major employers and managed care providers and other third party payors; and (vii) alignment with refractive surgery practices through its RMSO program. The RMSO is a management services organization through which the Company will acquire the refractive surgery assets of the practice of one or more ophthalmologists and enter into a management services agreement with the practice in exchange for a combination of cash, company stock and stock options.

  MarketVision is the Company's ophthalmic marketing division. MarketVision provides marketing services designed to increase ophthalmic surgical volume.

  Risk factors which should be considered carefully in evaluating an investment in the Common Stock include the absence of profitable operations, the uncertainty of market acceptance of excimer laser surgery, competition, the Company's dependence on limited sources of excimer lasers, government regulation, uncertainty of restrictions on the Company's "Roll-on/Roll-off" system, the lack of long-term follow-up data and undetermined medical risks with respect to the effect of excimer laser surgery, product liability and professional liability, the Company's ability to manage its growth and its dependence on current management, the possible need for additional financing and the volatility of the price of the Common Stock.

  Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" as well as those discussed elsewhere in this Prospectus and any documents incorporated herein by reference.





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
                                  RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

ABSENCE OF PROFITABLE OPERATIONS

  The Company commenced operations in 1989 and has recorded net losses from its LaserVision Centers division in every year since inception. The accumulated deficit as of April 30, 1997 was approximately $28,511,000. The Company anticipates continued losses from operations due to expenditures required to support its U.S. expansion. There can be no assurance that the Company will be able to achieve profitability, or that, if achieved, profitability will be sustained.

UNCERTAINTY OF MARKET ACCEPTANCE

  The Company believes that its profitability and growth will depend upon broad acceptance of PRK in the United States and key international markets targeted by the Company. There can be no assurance that PRK will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. To date, PRK has not achieved sufficient market acceptance in Europe or Canada for the Company to sustain profitable operations, and there can be no assurance that PRK will obtain sufficient market acceptance in the U.S. to achieve profitable operations. Currently, patients are charged approximately $1,500 to $2,200 per eye for the procedure. The acceptance of PRK may be affected adversely by its cost, concerns relating to its safety and efficacy, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects and the lack of third-party reimbursement for the procedure. Many consumers may choose not to have PRK procedures performed due to the availability of nonsurgical methods for vision correction. Any future reported adverse events or other unfavorable publicity involving patient outcomes from use of PRK systems could also adversely affect acceptance of the procedure. Market acceptance could also be affected by the ability of the Company and other participants in the PRK market to train a broad population of ophthalmologists in the procedure. Promotional efforts by suppliers of products or procedures which are alternatives to PRK procedures, including eyeglasses and contact lenses, may also adversely affect the market acceptance of PRK. The failure of PRK to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The market for providing access to excimer lasers is subject to increasingly intense competition. The Company competes with several other companies, including one manufacturer of laser equipment, in providing access to excimer lasers in the United States and internationally. Other companies are currently in the process of gaining FDA approval for their lasers and these companies may elect to enter the laser center business. Other non-manufacturing companies which have indicated they intend to operate or already operate laser centers in the United States are: Beacon Laser Centers, Inc., LCA Vision, Inc., Sight Resources, Inc., Sterling Vision, Inc., The Laser Centre (TLC) and its subsidiary, 20/20 Laser Centers, Inc. The Company will also compete with laser centers operated by local operators in certain markets. There can be no assurance that any reduction in per procedure fees that may result from increased competition will be compensated for by an increase in procedure volume.

  The procedures offered by the Company's LaserVision Centers also compete with other present forms of treatment for refractive disorders, including eyeglasses, contact lenses, refractive surgery, corneal transplants and other technologies currently under development. The Company expects that companies which have developed or are developing new technologies or products, as well as other companies (including established and newly formed companies) may attempt to develop new products directly competitive with the excimer lasers that are to be utilized by the Company or could introduce new or enhanced products with features which render the equipment to be used by the Company obsolete or less marketable. The ability of the Company to compete successfully will depend in large part on its ability to adapt to technological changes and advances in the treatment of refractive vision disorders. There can be no assurance that, as the market for excimer laser surgery and other treatments of eye disorders develops, the Company's equipment will not become obsolete, and if this occurs, that the Company will be able to secure new equipment to allow it to compete effectively.

  The advertising and marketing businesses in which the Company's MarketVision division is engaged are highly competitive. Clients have the freedom to move from one advertising agency to another with comparative ease since the relationships normally can be terminated on short notice. The MarketVision division competes with several national and regional ophthalmic specialty marketing companies, as well as national and local advertising agencies which may handle diverse client activities. MarketVision may be hampered by its affiliation with LaserVision Centers in that some customers may consider them competitors which could adversely affect the ability of this division to continue to attract outside business.

DEPENDENCE ON LIMITED SOURCES OF LASERS

  The Company is dependent on VISX and Summit to provide the excimer lasers it needs for U.S. operations. VISX and Summit are currently the only manufacturers of excimer lasers that have FDA approval to sell such lasers for use in performing PRK and PTK procedures. There can be no assurance that VISX and Summit will supply lasers in the amounts or at the times needed by the Company now or in the future or that other disruptions in supply will not occur.

GOVERNMENT REGULATION

  The manufacturing, labeling, distribution and marketing of medical devices such as the excimer lasers to which the Company provides access are subject to extensive and rigorous government regulation in the United States by the FDA. The excimer lasers to which the Company provides access have been approved by the FDA for certain uses.

  Once FDA approval is obtained, manufacturers are subject to continuing FDA obligations. Medical devices are required to be manufactured in accordance with regulations setting forth current Good Manufacturing Practices, which require that devices be manufactured and records be maintained in a prescribed manner with respect to manufacturing, testing and control activities. It is the FDA's view that with respect to excimer lasers, users, as well as manufacturers, are required to comply with FDA requirements with respect to labeling and promotion. Failure to comply with applicable FDA requirements could subject laser manufacturers and the Company to enforcement action, including product seizures, recalls, withdrawal of approvals, and civil and criminal penalties, any one or more of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, clearances or approvals could be withdrawn in appropriate circumstances. Failure of the Company or its principal suppliers to comply with regulatory requirements, or any adverse regulatory action could have a material adverse effect on the Company's business, financial condition and results of operations.

  There are currently two manufacturers, VISX and Summit, that have received FDA approval to market excimer lasers for PRK for low to moderate myopia (nearsightedness) and for PTK. VISX has also recently received FDA approval to market its excimer lasers for PRK for the treatment of astigmatism. Lack of timely FDA approval for use of PRK for other indications, such as hyperopia, could have a material adverse effect on the Company's planned expansion in the United States market. The process of obtaining FDA approval of medical devices is time consuming and expensive, and there can be no assurance that any approval sought will be granted or that FDA review will not involve delays.
Even after regulatory clearance is obtained, approval of medical devices is subject to review. Discovery of problems, violations of the Radiation Control for Health and Safety Act or future legislative or administrative action in the United States or elsewhere may adversely affect the manufacturers' ability to retain regulatory approval of any such equipment. Furthermore, the failure of VISX, Summit or any other manufacturers that supply excimer lasers to the Company to comply with applicable federal, state, or foreign regulatory requirements, or any adverse regulatory action against such manufacturers, could limit the supply of lasers or limit the ability of the Company to use the lasers. The inability of the Company to obtain lasers for sale or use in the United States or elsewhere due to lack of regulatory approval, or otherwise, could prevent the Company from establishing or maintaining LaserVision Centers and MobilExcimers, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Medical device laws and regulations are also in effect in many of the countries in which the Company currently conducts or may in the future conduct business outside the U.S. These range from comprehensive device approval requirements to requests for product data or certifications. The number and scope of these requirements are increasing. International regulatory requirements vary by country and there can be no assurance that the manufacturers of the excimer lasers to which the Company provides access will receive additional international regulatory approvals. Failure to receive such approvals in, or meet the requirements of, any country could prevent the Company from operating in that country, which could have a material adverse effect on the Company's business, financial condition and results of operations. Medical device laws and regulations are also in effect in some states in which the Company currently conducts or may in the future conduct business. State and foreign medical device laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operation.

UNCERTAINTY OF RESTRICTIONS ON LASER TRANSPORT SYSTEM

  In conjunction with its use of the MobilExcimer, the Company uses a sophisticated transport system as part of its multiple site strategy. See "Risk Factors -- Government Regulation." The Company believes that this sophisticated transport system does not require FDA approval and the FDA has taken no position in regard to such approval. It is possible, however, that the FDA may take the position that excimer lasers are not approved for use in this transport system. Such a view by the FDA could lead to an enforcement action against the Company, which action could have a material adverse effect on the Company's business, financial condition and results of operations.

  LACK OF LONG-TERM FOLLOW-UP DATA; UNDETERMINED MEDICAL RISKS

  Concerns with respect to the safety and efficacy of PRK include predictability and stability of results. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to procedure medication; modest fluctuations in refractive capabilities during healing; modest decreases in best corrected vision (i.e., with corrective lenses); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism. The procedure involves the removal of "Bowman's layer," an intermediate layer between the epithelium (outer corneal layer) and the stroma (middle corneal layer). Although clinical studies conducted to date have demonstrated no significant adverse reactions to excimer laser removal of Bowman's layer, it is unclear what effect this will ultimately have on the patient. There can be no assurance that long-term follow-up data will not reveal additional complications that may have a material adverse effect on acceptance of PRK which in turn would have a material adverse effect on the Company's business, financial conditions and results of operations. Concern over the safety of PRK or other procedures could in turn adversely affect market acceptance of PRK or result in adverse regulatory action, including product recalls, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY AND PROFESSIONAL LIABILITY

  Inherent in the use of human health care devices is the potentially significant risk of physical injury to patients which could result in product liability or other claims based upon injuries or alleged injuries associated with a defect in the product's performance, which may not become evident for a number of years. Therefore, the operation of any LaserVision Center and the use of refractive laser equipment may result in substantial claims against the Company by patients who allege they were injured as a result of surgical procedures using the refractive laser equipment. The Company has "umbrella" product and professional liability insurance in the amount of $1.0 million (aggregate and per occurrence), but primarily relies and intends to continue to rely on physicians' professional liability insurance policies and manufacturers' insurance policies for product liability coverage. The Company requires its center operators to maintain certain levels of professional liability insurance, and the agreements between the Company and its center operators contain certain cross indemnification provisions. There can be no assurance, however, that physician users will carry sufficient insurance and a partially or completely uninsured successful claim against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

  The Company's gross revenues have increased in each of the last five fiscal years. While the Company has increased its expense levels to support its recent and expected growth, including the hiring of additional personnel, there can be no assurance that the Company's revenue growth can be sustained. To accommodate its recent growth, the Company will need to implement a variety of new or expanded business and financial systems, procedures and controls, including the improvement of its accounting, marketing and other internal management systems. There can be no assurance that the implementation of such systems, procedures and controls can be completed successfully, or without disruption of the Company's operations. Continued expansion of the Company could significantly strain the Company's management, financial and other resources. In addition, the Company has hired and will be required to hire in the future substantial numbers of new employees, particularly personnel to support its MobilExcimer operations. There can be no assurance that the Company's systems, procedures, controls and staffing will be adequate to support the Company's operations. Failure to manage the Company's growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON MANAGEMENT

  The future success of the Company is dependent in part on its ability to recruit and retain certain key personnel, including John J. Klobnak, Chief Executive Officer and Chairman of the Board. The loss of the services of certain members of management, or other key personnel, could have a material adverse effect on the Company. The Company is the beneficiary of key-man life insurance policies ranging from $500,000 to $1.0 million on certain members of management, but there can be no assurance that the benefits under these policies will be sufficient to compensate the Company for the loss of the services of any of such persons.

POSSIBLE NEED FOR ADDITIONAL FINANCING

  Although the Company anticipates that the net proceeds of its recent placement of Series B Convertible Preferred Stock and its cash flow from its operations will be sufficient to fund the Company's operations, including its proposed expansion, during the next two years, there can be no assurance that the Company will not require additional financing prior to the end of such period. In any event, the Company expects to require additional financing after such period. The Company's future liquidity and capital requirements will depend on numerous factors, many of which are outside the control of the Company. Future financings may result in the issuance of senior securities or in dilution to the holders of the Common Stock. Any such financing, if required, may not be available on satisfactory terms or at all.

VOLATILITY OF STOCK PRICE

  The market price of the Common Stock has historically been subject to substantial price volatility. Such volatility may recur in the future due to overall market conditions or business specific factors such as the Company's ability to effectively penetrate the market, new technological innovations and products, changes in government regulations, developments with respect to patent or proprietary rights, public concerns with regard to safety and efficacy of various medical procedures, the issuance of new or changed stock market analyst reports and recommendations, the Company's ability to meet analysts' projections and fluctuations in the Company's financial results. In addition, the Common Stock could experience extreme fluctuations in market price which are wholly unrelated to the operating performance of the Company.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

  Results of operations have varied and may continue to fluctuate significantly from quarter to quarter and will depend upon numerous factors, including: (i) the opening and closing of centers; (ii) the purchase of additional lasers and other equipment; (iii) competition and (iv) seasonal factors. Historically, the Company's third quarter results have reflected fewer procedures due to holiday schedules and less available disposable income to pay for elective surgery such as PRK. Due to such past and future quarterly fluctuations in operating results, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results.

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL FOR DILUTION

  As of July 31, 1997, options issued pursuant to the Company's Incentive and Non-Qualified Stock Option Plans to purchase up to 452,551 shares of Common Stock exercisable over the next several years were outstanding at prices ranging from $3.00 to $16.625. As of July 31, 1997, non-qualified warrants issued to employees and consultants to purchase up to 1,099,700 shares of Common Stock exercisable over the next several years at prices ranging from $5.00 to $12.4375 were outstanding. As of July 31, 1997, Class C, D and E warrants and certain warrants issued to underwriters in connection with the Company's 1993 public offering to purchase an aggregate of 110,538 shares of Common Stock exercisable over the next several years at prices ranging from $5.00 to $7.25 were outstanding. In the event one of the Company's lenders provides additional funding the Company will be required to issue up to 10,000 additional non-qualified warrants to such lender. The shares of Common Stock issuable upon exercise of the foregoing options and warrants have been registered and will be freely tradeable upon exercise.

  As of July 31, 1997, additional warrants and options to purchase
767,593 shares of Common Stock issued to employees, directors and consultants of the Company and exercisable over the next several years at prices ranging from $5.25 to $9.00 were outstanding. The shares of Common Stock issuable upon exercise of these warrants are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 or Rule 701.

  As of July 31, 1997 6,000 shares of the Company's Series B Convertible

Preferred Stock (the "B Preferred Stock") were issued and outstanding. Each share of the B Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing the stated value ($1,000) of the share of B Preferred Stock (as such value is increased by a premium based on the number of days the B Preferred Stock is held) by the then current Conversion Price (which is determined by reference to the then current market price). If converted on July 31, 1997, the B Preferred Stock would have been convertible into approximately 931,858 shares of Common Stock, but this number of shares could prove to be significantly greater in the event of a decrease in the trading price of the Common Stock. Purchasers of Common Stock could therefore experience substantial dilution of their investment upon conversion of the B Preferred Stock. The shares of B Preferred Stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 or Rule 701. The shares of Common Stock into which the B Preferred Stock may be converted are being registered pursuant to this Registration Statement.

  As of July 31, 1997, "Initial Warrants" to purchase 100,000 shares of Common Stock issued to the purchasers of the B Preferred Stock and exercisable over the next five years at a price of $9.3925 (as may be adjusted from time to time under certain antidilution provisions) were outstanding. The shares of Common Stock issuable upon exercise of these warrants are being registered pursuant to this Registration Statement.

  In the event that at least 2,000 shares of the Preferred Stock have not been converted as of June 20, 1998, "Additional Warrants" to purchase 100,000 shares of Common Stock will be issued to the purchaser of the Preferred Stock and exercisable over the next five years at a price to be determined upon issuance based upon market prices of the Common Stock (as may be adjusted from time to time under certain antidilution provisions). The shares of Common Stock issuable upon exercise of these warrants are being registered pursuant to this Registration Statement.

  As of July 31, 1997, 2,430,382 shares of Common Stock were reserved for issuance upon exercise of such outstanding warrants and options and an additional 2,354,000 shares of Common Stock were reserved for issuance upon conversion of the preferred stock and exercise of the Initial Warrants and Additional Warrants. An additional 10,000 shares of Common Stock were reserved for issuance upon exercise of warrants issuable upon the occurrence of certain events. At July 31, 1997, there were 8,838,057 shares of Common Stock outstanding. Of these outstanding shares, 8,719,626 were freely tradeable without restriction under the Securities Act unless held by affiliates.

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS; PREFERRED STOCK

  The Company's Amended Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock, thus making it difficult for a third party to obtain voting control of the Company. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

  The Company currently has authorized 1,000,000 shares of Preferred Stock and, of this amount, has designated 180,000 shares of its Series A Convertible Preferred Stock and 6,000 shares of its Series B Convertible Preferred Stock. In October, 1995, 141,000 shares of Series A Convertible Preferred Stock were issued for an aggregate consideration of $14.1 million. As of September 20, 1996, all of these shares were converted into 2,349,991 shares of Common Stock. On June 20, 1997, the Company issued 6,000 shares of Series B Convertible Preferred Stock for an aggregate consideration of $6 million (this price included payment for the Initial Warrants included in that transaction, see Risk Factors - Shares Eligible for Future Sale; Potential for Dilution) and as of July 31, 1997 all of these shares remained outstanding.

  The Company's Amended Certificate of Incorporation includes certain anti-takeover provisions designed to make the Company a less attractive target for an acquisition of control by an outsider that does not have the support of the Company's Board of Directors. These provisions include requirements that certain business combinations involving persons owning beneficially at least 10% of the Company's shares be approved by both an 80% vote of all outstanding shares and also a majority vote of all outstanding shares not owned beneficially by persons involved in such business combinations. These provisions may discourage a third party from attempting to acquire control of the Company and may lower the price that an investor may be willing to pay for shares of the Common Stock.

ABSENCE OF DIVIDENDS

  The Company has never declared or paid any cash dividends and anticipates that for the foreseeable future it will follow a policy of not declaring dividends and instead retaining earnings, if any, for use in its business.

INTELLECTUAL PROPERTY/PROPRIETARY TECHNOLOGY

  The names LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R),

LASERVISION CENTER(R) and MobilExcimer(R) are registered U.S. service marks of the Company. In addition, the Company owns service mark registrations in a number of foreign countries. The Company has also secured a patent for the MobilExcimer mounting system and has applied for a patent for certain aspects of its laser transport system. The Company's service marks, MobilExcimer patent and other proprietary technology may offer the Company a competitive advantage in the marketplace and could be important to the success of the Company. There can be no assurance that one or all of these registrations will not be challenged, invalidated or circumvented in the future. The Company is currently involved in one legal proceeding which could result in an adverse impact on its rights to certain of such registrations. Litigation regarding intellectual property is common and there can be no assurance that the Company's service mark registrations and patent will significantly protect the Company's intellectual property. The defense and prosecution of intellectual property proceedings is costly and involves substantial commitments of management time. Failure to successfully defend the Company's rights with respect to its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN EXCHANGE RATES AND CURRENCY CONTROLS

  The Company expects that a declining percentage of its revenues will be earned outside of the U.S. and will be in currencies other than the U.S. dollar during at least the next few years. Fluctuations in the exchange rate between the U.S. dollar and foreign currencies, especially the U.K. pound, Canadian dollar and Swedish krona, could adversely affect the operations of the Company in the short term. In addition, the U.S. or foreign governments could impose currency controls which would limit, or prohibit, the Company's access to funds remitted outside the U.S.

                                  THE COMPANY

  The Company is incorporated in Delaware. The Company's principal executive offices are located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, and its telephone number is (314) 434-6900. All references to the Company refer to the Company and its subsidiaries unless the context otherwise indicates.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to pay certain expenses of the registration of the Shares by the Selling Stockholders.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

  The Shares offered hereby are shares of Common Stock of the Company. Dividends may be paid on the Common Stock of the Company at the discretion of the Board of Directors, but no dividend or distribution may be made to holders of Common Stock other than a dividend payable in Common Stock of the Company until all accrued dividends on Preferred Stock of the Company have been paid. The Common Stock has exclusive voting power except as required by law and except to the extent that voting rights are granted in connection with the issue of Preferred Stock. There are no preemptive rights in conjunction with ownership of the Common Stock of the Company.

  The Company's Articles of Incorporation contain an anti-takeover provision which makes the company a less attractive target for an acquisition of control by an outsider which does not have the support of the Company's Board of Directors. This provision requires an affirmative vote of 80% of all outstanding shares to approve certain business combinations involving entities owning beneficially at least 10% of the Company's shares. It also requires that such business combinations be approved by a majority of the outstanding shares, excluding any shares owned beneficially by entities seeking to participate in such business combinations.

  The Company's Amended Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock, thus making it difficult for a third party to obtain voting control of the Company. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

                              SELLING STOCKHOLDERS


  The table below sets forth the names of the Selling Stockholders, the number of Shares which may be sold respectively by the Selling Stockholders as of the date of this Prospectus, regardless of whether such Selling Stockholders have a present intent to sell, and the number of Shares which may be offered for resale pursuant to this Prospectus. The number of Shares included in the registration statement on file with the Commission of which this Prospectus is a part and the number of shares offered hereby (i) is based, in part, upon an estimate of the number of Shares to be issued upon conversion of the Preferred Stock utilizing a hypothetical conversion price of $6.14125, (ii) is subject to adjustment and (iii) could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. The use of such hypothetical price is not intended, and should in no way be construed, to constitute a prediction as to the future market price of the Common Stock.


  The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of the Shares, no definitive estimate as to the number of Shares that will be held by the Selling Stockholders after this offering of the Shares can be provided and the table below has been prepared on the assumption that all of the Shares offered under this Prospectus will be sold to unaffiliated parties. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

  The Shares being offered by the Selling Stockholders hereby are authorized shares of the Common Stock of the Company which consist of:

         (i) 2,354,000 Shares currently reserved by the Company for issue pursuant to the terms of a private placement of 6,000 shares of Series B Convertible Preferred Stock of the Company (the "Series B Preferred"). Selling Stockholder RGC International Investors, LDC ("RGC") listed below holds all of the issued and outstanding shares of the Series B Preferred. RGC is entitled to convert its shares of the Series B Preferred into Shares and also has been awarded certain warrants (the "Initial Warrants") and contingent warrants (the "Additional Warrants") which RGC may exercise under certain circumstances in order to purchase Shares at specified times and prices. Pursuant to the Preferred Stock and private placement agreements, the Company agreed to register the Shares at its cost to remove the restriction upon free transferability. The Company has no knowledge as to when and if RGC will (a) convert any or all of its shares of Series B Preferred into Shares or exercise any or all of its Initial or Additional Warrants in order to purchase Shares, or (b) desire to offer Shares so acquired for sale upon the open market once registration is completed; and

         (ii) 101,129 Shares currently held by Selling Stockholders listed below that were issued in connection with the Company's acquisitions of Vision Correction, Inc. and Med-Source, Inc. and the Company's buyout of its joint participant in a fixed laser center located in London, England.

  The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of July 31, 1997 by each of the Selling Stockholders.


                                                                                         Shares and
                                              Common Stock                              Percentage of
                                               Owned as of         Shares Being          Class after
Name                                            7/31/97              Offered              Offering
----                                            -------              -------              --------
RGC International Investors, LDC (1)           2,354,000            2,354,000                  0

John C. Skoglund (2)                               2,347                2,347                  0


Paul Ehlen (2)                                     6,823                6,823                  0

Kenneth P. Cameron (2)                             6,823                6,823                  0

Tom Eakins (2)                                     6,823                6,823                  0

William E. Naegele (2)                               939                  939                  0

Charles Ehlen (2)                                  9,390                9,390                  0

The Arnott Eye Center (3)                         17,000               17,000                  0

Mary M. & John P. Weitzel (2)                      4,695                4,695                  0

Marshall H. & Lenore D.
Everson (2)                                        2,347                2,347                  0

Vance M. Thompson, M.D. (2)                        6,823                6,823                  0

J. D. Salisbury (2)                                1,878                1,878                  0

Henry L. Reichert, M.D. (2)                        4,695                4,695                  0

Richard L. Lindstrom, M.D. (4)                    87,961                6,823                  1%

T. Wesley Dunn (5)                                78,226               21,845                  1%

George O. Waring, M.D. (2)                           939                  939                  0

Jerome Poland, M.D. (2)                              939                  939                  0


(1) Selling Stockholder has had no material relationship with the Company within the past three years other than its purchase of the Series B Preferred and warrants underlying a portion of the Shares being registered hereunder. The number of shares listed in the table for this Selling Stockholder assumes, based upon the conversion price computed as of issuance of the Series B Preferred, that the shares of Series B Preferred are converted at a conversion price of $6.14125 per share and no limits or adjustments are applicable. Pursuant to the terms of the Series B Preferred, if the Series B Preferred had been actually converted on July 31, 1997 the conversion price would have been $6.43875 (85% of the average of the daily low trading price of the Common Stock for the five trading days immediately preceding such date) at which price the Series B Preferred would have been converted into approximately 931,858 shares of Common Stock. Pursuant to the terms of the Series B Preferred, the shares of Series B Preferred are convertible by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted Debentures) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(a) of the Exchange Act. Accordingly the number of shares of Common Stock set forth in the table for this Selling Stockholder exceeds the number of shares of Common Stock that this Selling Stockholder could own beneficially at any given time through their ownership of the Series

B Preferred. In that regard, beneficial ownership of this Selling Stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Formerly affiliated with Vision Correction, Inc. which was purchased by the Company in August, 1995. Selling Stockholder(s) acquired the Shares offered hereby in connection with that purchase.

(3) Until October, 1996, Selling Stockholder was a co-owner with the Company relating to the operation of a fixed-laser center in London, England. Selling Stockholder acquired the Shares offered hereby in connection with the sale of its interest in the London Center to the Company.

(4) Formerly affiliated with Vision Correction, Inc. which was purchased by the Company in August, 1995. Selling Stockholder acquired the Shares offered hereby in connection with that purchase. In January, 1997, Selling Stockholder entered into an RMSO agreement with the Company. Selling Stockholder has served as a Director and Medical Director of the Company since August, 1995.

(5) Formerly affiliated with Med-Source, Inc. which was purchased by the Company in February, 1996. Has served as a Vice President of the Company since February, 1996.


Although RGC has not advised the Company that it currently intends to convert its Series B Preferred stock or exercise the Initial or Additional Warrants and none of the Selling Stockholders has advised the Company that it currently intends to sell the Shares pursuant to this Registration, RGC, following conversion of Series B Preferred or exercise of Initial or Additional Warrants, may choose to sell all or a portion of the Shares from time to time, as market conditions permit, in transactions in the national market, in negotiated transactions, through the writing of options on the Shares, short sales or a combination of such methods of sale, at fixed prices which may be charged, at market prices prevailing at the time of sale, or at negotiated prices. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commission or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Selling Shareholders and any broker-dealers that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the Shares as principal might be deemed to be underwriting discounts and commission under the Act. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

                              PLAN OF DISTRIBUTION

  The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time. The Shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if they deem the purchase price to be unsatisfactory at any particular time.

  The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

  The Selling Stockholders, alternatively, may sell all or any part of the Shares offered hereby through an underwriter. No Selling Stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

  The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

  The Company has agreed to indemnify the Selling Stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Dankenbring, Greiman, Osterholt & Hoffmann, P.C., St. Louis, Missouri.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549 and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or from the Commission's Internet web site at http://www.sec.gov. In addition.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits. Statements contained in this Prospectus as to the contents of any contract or other documents referred to in this Prospectus are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected without charge at the Commission's principal office and copies may be obtained upon payment of the prescribed fee at the Public Reference Room of the Commission at 450 Fifth Street, NW, Washington, DC 20549.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

(1)      The Company's Annual Report on Form 10-K for the year ended April 30,
         1997.

(2) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on November 5, 1993.

  All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and shall be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any report or document described above (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to the Company at its principal executive offices located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, telephone (314) 434-6900, attention, Robert W. May.

 ==============================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                _______________

                               TABLE OF CONTENTS


                                                                                                          PAGE
                                                                                                          ----
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               5
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               8
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              15
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              15
Description of Securities to be Registered  . . . . . . . . . . . . . . . . . . . . . . . .              15
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              16
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              19
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              20
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              20
Information Incorporated by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . .              20

 ==============================================================================
 ==============================================================================

                                 LASER VISION
                                 CENTERS, INC.
                               ----------------

                               2,455,129 SHARES

                                 COMMON STOCK

                                  PROSPECTUS


                                AUGUST 11, 1997

                               ----------------

       =================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered hereunder:

        Registration fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  5,865
        Printing cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  5,000
        Transfer agent fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  1,000
        Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 15,000
        Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  6,000
        Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  2,199
        NASD filing fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  2,436
        Nasdaq listing fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 17,500
                                                                                                --------
          Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 55,000
                                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 6 of the Company's Certificate of Incorporation provides for indemnification of the officers and directors of the Company to the fullest extent permitted by the laws of the State of Delaware.

  Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgment, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or in connection with any administrative or investigative proceedings if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the company and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonably cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officer.

  The Registrant maintains a policy of insurance under which the directors and officers of the Registrant are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.


ITEM 16. EXHIBITS

4.1*         Specimen Stock Certificate.
5.1**        Opinion of Dankenbring, Greiman, Osterholt & Hoffmann, P.C. with respect to the shares being registered.
23.1**       Consent of Price Waterhouse LLP to incorporation by reference of their report dated June 20, 1997 appearing on page F-1 of the Company's Annual Report on Form 10-K for the year ended April 30,
             1997.
23.2**       Consent of Dankenbring, Greiman, Osterholt & Hoffmann, P.C. to use
             its opinion letter filed herewith (contained in Opinion Letter at Exhibit 5.1)
24.1**       Power of Attorney executed by the Company's officers and directors appointing John J. Klobnak and Robert W. May as attorneys-in-fact

--------------
     * Incorporated by reference from Registration Statement No. 33-33843 effective on April 3, 1991.


   **        Filed previous.

ITEM 17. UNDERTAKINGS

The Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a Post-Effective Amendment to this Registration Statement:

         (i) To include any prospectus required by section 10(a) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the Effective Date of the Registration Statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining liability under the Securities Act, each Post-Effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a Post-Effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5) That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


  In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, Missouri on the 11th day of August, 1997.


                          LASER VISION CENTERS, INC.

                          By:/s/ JOHN J. KLOBNAK
                             --------------------
                             John J. Klobnak, Chief Executive and Chairman of the Board of Directors


  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     SIGNATURE                                    TITLE                                             DATE
     ---------                                    -----                                             ----
JOHN J. KLOBNAK                           Chief Executive Officer and Chairman of
                                          the Board of Directors

B. CHARLES BONO, III                      Executive Vice President,
                                          Principal Accounting Officer,
                                          Chief Financial Officer and Treasurer


ROBERT W. MAY                             Vice-Chairman of the Board, General
                                          Counsel and Secretary


RICHARD L. LINDSTROM, M.D.                Director


DR. HENRY SIMON                           Director


JAMES M. GARVEY                           Director


STEVEN C. STRAUS                          Director




By /s/ JOHN J. KLOBNAK                                                                              August 11, 1997
   --------------------------
   John J. Klobnak, Individually
   and as Attorney-in-fact
